UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UNITY HOLDINGS, INC.

(Name of Subject Company (issuer))

UNITY HOLDINGS, INC.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

913299103

(CUSIP Number of Class of Securities)

ELI D. MULLIS

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

UNITY HOLDINGS, INC.

P.O. BOX 200308

CARTERSVILLE, GA 30120-9006

(770) 606-0555

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation	Amount of filing fee
$1,300,000	$139.10

*Calculated solely for the purpose of determining the filing fee, in accordance with Rule 0-11 and based upon the purchase of 50,000 shares of common stock at the tender offer price per share of $26.00.
_________________________________________________________________________

[  ]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$139.10
Form or Registration No.:	SCHEDULE TO
Filing Party:	UNITY HOLDINGS, INC.
Date Filed:	FEBRUARY 14, 2006

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]  third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[  ] going-private transaction subject to Rule 13e-3.
[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission ("SEC") on February 15, 2006, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on February 28, 2006 (collectively, the "Schedule TO"), relating to the offer by Unity Holdings, Inc., a Georgia corporation, to purchase up to 50,000 shares of its common stock, par value $.10 per share, at a price, net to the seller in cash, without interest thereon, of $26.00 per share upon the terms and subject to the conditions set forth in its Offer to Purchase dated February 15, 2006 as amended through the date hereof, and the related Letter of Transmittal.

This Amendment No. 2 constitutes the final amendment to Issuer Tender Offer Statement on Schedule TO pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended, and General Instruction H to Schedule TO.

The number of shares of common stock properly tendered and not withdrawn was 44,038, representing approximately 4.3% of the shares outstanding prior to the tender offer.  Unity Holdings, Inc. has elected to purchase all properly tendered shares.  The Offer to Purchase related to 50,000 shares of Unity Holdings, Inc.'s outstanding common stock.  Unity Holdings, Inc. reserved the right to purchase up to an additional 2% of its outstanding stock pursuant to Rule 13e-4(f).  Following the completion of the tender offer, Unity Holding, Inc. will have 971,272 shares of common stock outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITY HOLDINGS, INC

March 31, 2006

MICHAEL L. McPHERSON
Michael L. McPherson
President and Chief Executive Officer

EXHIBIT INDEX
TO

AMENDMENT NO. 2

TO
SCHEDULE TO
DATED MARCH 31, 2006
Pursuant to Section 102(d) of Regulation S-T
(17 C.F.R. {section}232.102(d))

99.(a)(1)(A)*	Offer to Purchase dated February 15, 2006.
99.(a)(1)(B)*	Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
99.(a)(1)(C)*	Notice of Guaranteed Delivery.
99.(a)(1)(F)*	Form of Letter to Shareholders

*Previously filed with Schedule TO on February 14, 2006.